SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  Report of Foreign Private Issuer Pursuant to
                Rule 13a-16 or 15d-16 OF the Securities Exchange
                                   Act of 1934

                            For the month of May 2004

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                   Av. Ayrton Senna da Silva, 1633 - 2nd Floor
                        54410-240 Jaboatao dos Guararapes
                                   Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      (Check One) Form 20-F  X Form 40-F
                                            ---          ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))


                              (Check One) Yes     No  X
                                              ---    ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

                              (Check One) Yes     No  X
                                              ---    ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              (Check One) Yes     No  X
                                              ---    ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

[TIM LOGO]                                                       [BOVESPA LOGO]
                                                                    [NYSE LOGO]

Contacts:

Tele Nordeste Celular Participacoes S.A.
Walmir Urbano Kesseli
55.81.3302.2813
Leonardo Wanderley
55.81.3302.2594
leonardo.wanderley@timnordeste.com.br
-------------------------------------
Polyana Maciel
55.81.3302.2593
polyana.maciel@timnordeste.com.br
---------------------------------


                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
                  ANNOUNCES RESULTS FOR THE FIRST QUARTER 2004

Jaboatao dos Guararapes, May 03, 2004, Tele Nordeste Celular Participacoes S.A. (NYSE: TND, BOVESPA: TNEP3, TNEP4) ("Tele Nordeste Celular" or "the Company"), the holding company that controls the cellular telecommunication service carriers, holders of authorizations for mobile personal services (SMP) in the states of Piaui, Ceara, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas, under the TIM brand name, announced today its results for the first quarter of 2004.


Highlights

-->Expansion of GSM coverage: 81 cities and 43.9% of population in overall region at March `04;

--> Gross additions of 177,368 representing an increase of 45.7% YoY; Net additions of 90,298 lines, an increase of 75.8% YoY, reaching 2.3 million lines, which represents an increase of 14.4% YoY;

--> Consolidated net revenue from operations totaled R$ 250.8 million at the end of March 2004 representing an increase YoY of 4.8%;

--> An expressive EBITDA of R$107,861 million in the first quarter '04 6.2% increase YoY;

--> Consolidated net income totalized R$ 47.0 million at the end of March 2004.


Commercial activities during the first quarter of 2004 resulted in consolidated gross additions of 177,368 lines, of which 58.650 were GSM, compared to the 121,694 lines in the first quarter of 2003.

In March, the Tele Nordeste Celular operating company as a whole totaled 2,262,823 lines, 31,2% were post-paid customers. Consolidated net additions during the first quarter of 2004 totaled 90,298 lines, all of which in the prepaid system, significantly stronger then the 51,356 lines in the first quarter of 2003, all in the prepaid system.

In March 2004 the methodology of calculating the market share has been adjusted, to the ANATEL's model, which has produced an increment in the total mobile market lines leading to a reduction in the TND market share to 46.4%.The penetration rate in the region was estimated at 17.2%, compared to the penetration rate in Brazil of approximately 28.9% (49.1 million lines - Source:
Anatel - March/2004).

GSM Development

GSM, now in more than 80 municipalities

The first quarter of 2004 marked the expansion of the GSM technology. The GSM coverage reached 43.9% of the population in overall region, covering 81 municipalities (10 in 2004). TND has 712 GSM base transceiver stations in operation, of which 80 were installed in the first quarter 2004.


Financial Highlights

Consolidated net revenue from operations for the first quarter of 2004 reached R$ 250.8 million, representing a growth of 4.8% when compared to R$ 239.3 million in first quarter in 2003. This growth was mainly due to a 5.3% growth in service revenues.

ARPU

The blended average revenue per user, net of taxes, for the first quarter of 2004 totaled R$ 34.6 per month, compared to R$ 37.0 per month registered in the first quarter of 2003, as a result of strong net additions, mainly in prepaid system.

            Evolution in Net Revenue from Operations (in R$ millions)

                                [GRAPHIC OMITTED]




Selected Financial Data (in thousands of Reais)


===========================================================================

                                      1st Qtr/04 4th Qtr/03    1st Qtr/03
===========================================================================
Gross Revenue from Services             301,963     322,537       283,738
Gross Revenue from Handsets              25,577      23,980        24,089
 - Taxes                               (76,708)    (83,410)      (68,572)
---------------------------------------------------------------------------
Net Operating Income                    250,832     263,107       239,255
 - Cost of Services Sold               (79,197)    (94,733)      (88,942)
 - Cost of Goods Sold                  (20,456)    (18,642)      (19,321)
---------------------------------------------------------------------------
Gross Profit                            151,179     149,732       130,992
===========================================================================


Gross profit +15.4% increase YoY

Consolidated gross profit of R$151.2 million for the first quarter of 2004 increased 15.4% when compared to the first quarter of 2003. This increase was due to the 6.4% increase in gross service revenues, allied with the 6.2% increase on gross revenues from handsets and the reduction in the cost of services sold.


                                [GRAPHIC OMITTED]


Selected Financial Data (in thousands of Reais)



                                          1ST Qtr/04   4th Qtr/03   1ST Qtr/03
================================================================================
Operating Expenses
  - Selling                                 (63,388)      (48,036)     (55,464)
  - General and administrative              (23,389)      (24,103)     (20,645)
  - Other operating expenses, net            (7,700)       (2,963)      (7,185)
--------------------------------------------------------------------------------
Subtotal                                    (94,477)      (75,102)     (83,294)
--------------------------------------------------------------------------------
 - Net financial expenses (revenues)          11,386        21,234        9,897
--------------------------------------------------------------------------------
Total                                       (83,091)      (53,868)     (73,397)
================================================================================


Consolidated net operating expenses in the first quarter totaled R$ 83.1 million, representing a 13.21% increase in relation to the first quarter of 2003. This is mainly attributed to the increase of 14% in selling expenses, as a result of our GSM overlay coupled with an increase of the competitive environment.

SAC

Loyalty, acquisitions and incentive to the migration to GSM

Subscriber acquisition cost ("SAC") for the first quarter of 2004 was R$ 122, compared to the R$ 100 in the first quarter of 2003. This increase is mainly attributed to a strategy in our loyalty program, acquisition and incentive to the migration of the customers from TDMA to the GSM network.

During the first quarter of 2004, bad debt was 4.8% of gross operating revenues, compared to 3.7% for the same period in 2003. This increase is mainly attributed to non-receivables values from fixed operators.


EBITDA increase of 6.2%

In the first quarter of '04, Tele Nordeste Celular reported EBITDA of R$107.9 million, corresponding to an EBITDA margin of 43.0%. This result is significant taking in account the highly competitive environment and the implementation of the GSM network as well as the overlay to SMP (Personal Communication System).

                               EBITDA - R$ Million
                                 EBITDA Margin %

                                [GRAPHIC OMITTED]


For the first quarter of 2004, the company reported an EBIT of R$ 56.7 million, an EBIT margin of 22.6%, compared to EBIT of R$ 49.5 million, an EBIT margin of 21.3% during the first quarter of 2003, representing an increase of 14.5% YoY.

Tele Nordeste Celular's consolidated net income for the first quarter of 2003 amounted to R$ 47.0 million compared to R$ 33.0 million in the first quarter of 2003. This increase is mainly attributed to our focus on growth with profitability coupled with the effect of the fiscal benefit achieved with ADENE, Agency for Development of the Northeast Region of Brazil, benefits of the following tax incentives: 75% reduction in income tax and non-refundable surtaxes.


                               [GRAPHIC OMITTED]


Goodwill

On June 30, 2000, Tele Nordeste Celular and its operating company completed a restructuring process that resulted in the transfer of the goodwill paid during the privatization process from Bitel Participacoes S.A., the parent company of Tele Nordeste Celular, to the operating company. This restructuring was aimed at taking advantage of a tax benefit estimated at R$200 million over 8 years, through 2008, which will be incorporated into each operating company's share capital.

During the first quarter of 2004, the consolidated amortization of the premium, net of the reversal of the provision for the integrity of shareholders' equity, was R$ 6.3 million, generating a fiscal benefit of the same value.

Dividends

The General Shareholders' Meeting (AGO) that was held on April 22, 2004, approved Management's proposal regarding the payment of dividends.

This proposal included a distribution on of annual dividends equivalent to 25% of adjusted net income, after the 5% deduction (R$10.4 million) for the legal reserve. This amount represents total dividends of R$30.4 million net of income taxes, to be paid under equal conditions among the classes of shares, as allowed by Brazilian legislation.

The date set to begin paying dividends is June 21, 2004. The Notice to Shareholders informing the dividend amount restated by the TR benchmark rate, from the date of its distribution in December 30, 2003 until its payment date on June 21, 2004 will be published in the next few days.


Realization of part of the Special Reserve of Dividends Payable

The General Shareholders' Meeting (AGO) held on April 22, 2004, approved Management's proposal for realizing part of the special reserve of dividends payable, in the amount of R$10.3 million, which is the difference between the value the Company is receiving from its operating company in the form of dividends relative to fiscal 2003, (R$ 40.7 million), and what the Company will distribute to its shareholders in the form of dividends for the current year (R$
30.4 million). The Notice to Shareholders informing the dividend amount restated by the TR benchmark rate, from the date of its distribution in December 30, 2003 until its payment date on June 21, 2004, will be published in the next few days.

Debt Profile

Tele Nordeste Celular ended the first quarter of 2004 with a consolidated loan and financing debt of R$ 60.5 million, all of which contracted in foreign currency (U.S. Dollars), which currency risks were eliminated via financial instruments.

At March 31, the company's net cash position was R$ 324.1 million.

Investments

Keep on GSM Expansion

During the first quarter of 2004, Tele Nordeste Celular and its operating company invested R$ 11.3 million. The investments were mainly allocated towards implementation of the GSM network, as well as to optimize the TDMA network.

On March 31, 2003, Tele Nordeste Celular and its operating company had 935 radio base stations (ERBs), of which 9 were mobile and provided services to 308 municipalities, corresponding to a coverage of 75% of the population, using TDMA technology. The Company also counted with 712 base transceiver stations (BTSs), of which 13 were mobile and provided services to 81 municipalities, corresponding to a coverage of 48% of the urban coverage, using GSM technology.

Human Resources

On March 31, 2004, Tele Nordeste Celular and its operating company had 1.033 employees including full-time employees.

Annexes:
- Consolidated Selected Historical Data
- Consolidated EBITDA calculation
- Financial Statements at March 31, 2004 and 2003
________________________________________________________________________
This press release contains forward-looking statements. Statements that are not statements of historical fact only reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," forecasts," predicts," "plans, " "projects," and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties, forecast or not by the Company. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.


Consolidated Historical Data

                                                  -------------------------------------------
                                                   1st Qtr./04   4th Qtr./03   1st Qtr./03
                                                  -------------------------------------------
Clients
 - Total                                             2,262,823      2,172,525     1,977,199
Net Additions                                           90,298         71,947        51,356
Market share (%)                                           46*             54            59
Year-overyear growth (%)                                  14.4           12.8           9.3
Estimated population of region (in millions)              28,3           27.2          27.2
Penetration rate (%)
 - Tele Nordeste                                           8.0            7.7           7.1
 - Total                                                  17.1           14.1          12.0
Municipalities covered
 - TDMA                                                    308            308           307
 - GSM                                                      81             71            --
MOU total                                                  102            104           104
Churn total (%)                                            3.9            4.9           3.6
Blended ARPU (R$)
 - Total                                                  34.6           38.8          36.9
SAC - Subscriber acquisition cost (R$)                     122             82           100
Digitalization rate (%)
 - Network                                                78.4             77            77
 - Clients                                                  99             99            98
Coverage (%)
 - Population
   - TDMA                                                   75             75            75
   - GSM                                                    48             41            --
 - Geographical area (%)
   - TDMA                                                   29             29            29
   - GSM                                                     8              7            --
Workforce                                                1,033          1,023         1,031
(*) Change in the methodology of calculation

  Consolidated EBITDA Calculation (in thousands of Reais)

                               1st Qtr./04   4th Qtr./03    1st Qtr./03
                              ---------------------------------------------
                                            Reclassified    Reclassified

Net operating revenue               250,832       270,009          239,255
Operating income                     68,088        93,086          58,609
Timnet                                    -           283             788
Depreciation                         43,703        44,532          45,855
Goodwill amortization                 6,295         6,295           6,295
GSM license amortization              1,161         1,161               -
Financial income                   (20,668)      (40,239)        (52,384)
Financial expenses                    9,282        19,005          42,488

EBITDA                              107,861       124,123         101,651
% EBITDA                             43.00%        45,97%          42,49%


Balance Sheet

March 31, 2004 and 2003
(In thousands of Reais)


                                           --------------------------  ---------------------------
                                                Parent Company                Consolidated
                                           --------------------------  ---------------------------
                                           03.31.2004   03.31.2003      03.31.2004   03.31.2003
                                           --------------------------  ---------------------------
Assets

Current assets
Cash equivalents                                21,157           154        324,092       442,293
Trade accounts receivable                            -             -        218,137       174,735
Inventory                                            -             -         20,861        10,832
Taxes and contributions receivable               2,017         4,747         85,883        43,974
Deferred income and social contribution          1,161           910         53,879        51,812
taxes
Dividends and interest on shareholders'          9,169        30,794              -             -
equity
Other assets                                     1,155           879         30,557        42,078
                                           --------------------------  ---------------------------
                                                34,659        37,484        733,409       765,724
                                           --------------------------  ---------------------------

Noncurrent assets
Deferred income and social contribution          3,926         7,418         87,862       118,425
taxes
Loan to subsidiaries                             3,579         4,859              -
Other assets                                        51            46         21,534        39,225
                                           --------------------------  ---------------------------
                                                 7,556        12,323        109,396       157,650
                                           --------------------------  ---------------------------

Permanent assets
Investments                                    937,688       759,667              -         9,393
Property, plant and equipment                    2,272         3,414        655,599       540,788
Deferred                                             -             -              -             -
                                           --------------------------  ---------------------------
                                               939,960       763,082        655,599       550,180
                                           --------------------------  ---------------------------

                                           --------------------------  ---------------------------
                                               982,175       812,888      1,498,404     1,473,555
                                           ==========================  ===========================




Balance Sheet

March 31, 2004 and 2003
 (In thousands of Reais)


                                           --------------------------  ---------------------------
                                                Parent Company                Consolidated
                                           --------------------------  ---------------------------
                                           03.31.2004   03.31.2003      03.31.2004   03.31.2003
                                           --------------------------  ---------------------------
Liabilities

Current liabilities
Suppliers                                        1,514         1,560        130,611        50,941
Financing and loans                                  -             -         40,374        56,091
Debentures                                           -             -              -       222,216
Taxes payable                                      410           322         45,390        57,520
Salaries and vacation pay                        4,685         2,215          9,079         5,176
Subsidiaries                                         -        27,694              -             -
Dividends and interest on shareholders'         43,949        32,870         51,430        47,671
equity
Other liabilities                                  415         4,877         53,946        28,749
                                           --------------------------  ---------------------------
                                                50,973        69,537        330,829       468,364
                                           --------------------------  ---------------------------

Noncurrent liabilities
Financing and loans                                  -             -         20,077        83,828
Subsidiaries                                     2,622             -              -             -
Provision for contingencies                         47           240          8,714        17,555
                                           --------------------------  ---------------------------
                                                 2,669           240         28,791       101,383
                                           --------------------------  ---------------------------

                                           --------------------------  ---------------------------
Minority interest                                    -             -        210,251       160,697
                                           --------------------------  ---------------------------


Shareholders' equity
Capital                                        318,248       288,443        318,248       288,443
Special reserves                               144,352       169,533        144,352       169,533
Profit reserves                                122,293       122,195        122,293       122,195
Retained earnings                              343,640       162,940        343,640       162,940
                                           --------------------------  ---------------------------
                                               928,533       743,111        928,533       743,111
                                           --------------------------  ---------------------------

                                           --------------------------  ---------------------------
                                               982,175       812,888      1,498,404     1,473,555
                                           ==========================  ===========================

Income Statement

For the quarters ended in March 31, 2004 and 2003

(In thousands of Reais)

                                                      ----------------------------  -----------------------------
                                                            Parent Company                  Consolidated
                                                      ----------------------------  -----------------------------
                                                       03.31.2004    03.31.2003      03.31.2004    03.31.2003
                                                      ----------------------------  -----------------------------
                                                                   (Reclassified)                 (Reclassified)

Gross Revenues
Telecommunication services and sale of goods                     -              -        327,540         307,827
Deductions (taxes and discounts)                                 -              -       (76,708)        (68,572)

                                                      ----------------------------  -----------------------------
Net revenue                                                      -              -        250,832         239,255

Cost of goods sold and services rendered                         -              -       (99,653)       (108,263)

                                                      ----------------------------  -----------------------------

Gross profit                                                     -              -        151,179         130,992

Operating revenues (expenses)
Selling expenses                                                 -              -       (63,388)        (55,464)
Administrative and general expenses                        (2,136)        (2,721)       (23,389)        (20,645)
Financial expenses                                           (341)        (1,799)        (9,282)        (42,487)
Financial income                                               232            395         20,668          52,384
Equity in income of subsidiaries                            48,371         35,547              -           (788)
Other operating income                                           2            229          6,190           3,833
Other operating expenses                                      (10)           (20)       (13,890)        (10,230)
                                                      ----------------------------  -----------------------------

Operating income (loss)                                     46,118         31,631         68,088          57,595

Net non operating income (expenses)                              -              6           (23)            (67)
                                                      -----------------------------------------------------------

Income before income and social contribution taxes          46,118         31,637         68,065          57,528

                                                      ----------------------------  -----------------------------

Income and social contribution taxes                           834          1,329       (10,169)        (14,516)
Reversal of interest on shareholder's equity                     -              -              -

Net income before minority interests                        46,952         32,966         57,896          43,012
                                                      ----------------------------  -----------------------------

Minority interests                                               -              -       (10,944)        (10,046)
                                                      ----------------------------  -----------------------------

Net Income (loss)                                           46,952         32,966         46,952          32,966
                                                      ============================  =============================

Net income (loss) per lot of thousand shares (R$)            0,013          0,010
                                                      ============================

Number of shares at March 31, 2004 (thousands)         359,268,490    345,739,620
                                                      ============================

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date:    May 10, 2004

                                   By:     /s/  WALMIR URBANO KESSELI
                                        ----------------------------------------
                                   Name:   Walmir Urbano Kesseli
                                   Title:  Chief Financial Officer